Exhibit 99.1

Freightos Announces Record Transactions for Third Quarter of 2023 and Date of Third Quarter Earnings Release

October 18, 2023 – Jerusalem /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today reported Q3 2023 Key Performance Indicators.

	Actuals	Management’s Expectations
	Q3 2023	Q3 2023
#Transactions (‘000)	269.2	243.5-259.5
Year over Year Growth	40%
GBV ($m)	$160.7	$146.5 - $156.5
Year over Year Growth	1%

The third quarter of 2023 was the 15th consecutive quarter of record transactions booked on Freightos’ platform, with 269 thousand transactions, up 40% from Q3 2022 and 12% from Q2 2023 and exceeding management expectations. Freightos’ growth in #Transactions continues to significantly outperform the overall industry, reflecting the strong value proposition of its digital platform that allows real-time global freight-rate comparison, booking, and shipment management, and thus promoting efficiency and transparency.

Gross Booking Value (GBV) also exceeded management expectations, increasing 1% year-on-year as strong #Transactions growth exceeded the reduced freight rates in the market.

#Transactions growth was supported by approximately 16% year on year growth in Unique buyer users, reaching 17,312. The number of air and ocean carriers selling on the platform increased to 39, compared to 32 in Q3 2022.

Q3 2023 Earnings Call

Financial results for the third quarter of 2023 and outlook for the fourth quarter will be reported before the markets open on November 21, 2023. Information about Freightos’ financial results, including a link to the live webcast, will be available on Freightos’ investor relations website at https://www.freightos.com/investor-news/.

Freightos’ management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EST.

To participate in the call, please register at the following link:

https://freightos.zoom.us/webinar/register/WN_vt-BkyB0Qw6Qhj0g32vKUg#/registration

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast will be available on Freightos’ Investor Relations website following the call, as well as the call’s transcript.

Definitions

Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.

GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

Unique buyer users: Unique buyer users represent the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

#Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions include trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.

Certain amounts, percentages and other figures included in this press release have been subject to rounding adjustments and therefore may not sum.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

ir@freightos.com

About Freightos

Freightos® (NASDAQ: CRGO) operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network. Freightos is a Nasdaq-listed company trading under Nasdaq:CRGO. Incorporated in the Cayman Islands with offices around the world, More information is available at freightos.com/investors.